SEC Mail Processing Section

FEB 29 2012

Washington, DC
125

AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPG Capital BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willie Houston III 817-871-4843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

201 Main Street, 9th floor (Address) Fort Worth (City) Texas (State) 76102 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

[redacted]

12012169

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Willie Houston III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPG Capital BD, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

CAROL G. DEBELLIS
MY COMMISSION EXPIRES
October 18, 2014

Carol G. DeBellis
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TPG Capital BD, LLC

Financial Statements
(with Report of Independent Registered Public Accounting Firm)
December 31, 2011

TPG
CAPITAL

Table of Contents

KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPG Capital BD, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2012

		December 31, 2011
ASSETS		
Cash and Cash Equivalents	$	235,703
Due from Affiliate		703,754
Accounts Receivable		3,520,383
Other Assets		7,374
Total Assets	$	4,467,214
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Income Taxes Payable	$	7,281
Legal Fees Payable		31,316
Total Liabilities		38,597
Member's Equity		4,428,617
Total Liabilities and Member's Equity	$	4,467,214

See accompanying notes to financial statements.

TPG Capital BD, LLC

Statement of Operations

		Year Ended December 31, 2011
REVENUES		
Private Placement Service Fees		$ 4,221,838
Private Placement Service Fees from Affiliate		2,565,952
Other Income		198,656
	Total Revenues	6,986,446
EXPENSES		
Administrative Services from Affiliate		2,295,856
Professional Services		499,376
Other		21,272
	Total Expenses	2,816,504
	Income Before Income Tax Expense	4,169,942
Income Tax Expense		7,281
	Net Income	$ 4,162,661

See accompanying notes to financial statements.

TPG Capital BD, LLC

Statement of Changes in Member's Equity

		Member's Equity
	Balance at December 31, 2010	$ 265,956
Net Income		4,162,661
	Balance at December 31, 2011	$ 4,428,617

See accompanying notes to financial statements.

		Year Ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	4,162,661
Adjustments to Reconcile Net Income to		
Net Cash Used in Operating Activities:		
Net Increase in Due from Affiliate		(556,248)
Net Increase in Accounts Receivable		(3,520,383)
Decrease in Other Assets		4,348
Increase in Income Taxes Payable		5,124
Decrease in Legal Fees Payable		(28,401)
Net Cash Provided by Operating Activities/ Net Change in Cash and Cash Equivalents		67,101
Cash and Cash Equivalents at Beginning of Year		168,602
Cash and Cash Equivalents at End of Year	$	235,703
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Payments for Income Taxes	$	2,157

See accompanying notes to financial statements.

(1) Organization and Business Description

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG Capital, L.P. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in the private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain "private equity" funds and other funds that the Company's Parent and affiliates manage individually or through their principals. The Company also offers investment fund securities issued by certain third-party funds not affiliated with the Company's Parent.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Income Taxes

The Company is a disregarded entity that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes. However, the Company has recorded a state income tax expense on its trade and business activities of $7,281 for the year ended December 31, 2011.

The Company adopted the provisions of FASB ASC 740, *Income Taxes* (originally issued as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined, on January 1, 2009. The Company analyzed its tax filing positions in all of the tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Based on this review, no liabilities for uncertain income tax positions were required to have been recorded pursuant to FASB ASC 740. In addition, the Company determined that it did not need to record a cumulative effect adjustment related to the adoption of FASB ASC 740.

The Company recognizes accrued interest and penalties related to uncertain tax positions in operating expenses in the statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2011, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Member is subject to examination by federal and certain state and local tax regulators. The Member's state and local tax returns are generally subject to audit from 2008 through 2010. The company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

(2) Significant Accounting Policies - continued

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Private Placement Service Fees
Private Placement Service Fees represent advisory fees in accordance with Private Placement Services Agreements (the "Agreements") with third parties with which the Company contracts. Generally, the payment terms of the Agreements are long-term in nature and revenue is recognized when earned which is upon each closing of the fund, at the net present value of future cash flows using the effective interest method in accordance with SEC Staff Accounting Bulletin Topic 13.

Private Placement Service Fees from Affiliates
Private Placement Service Fees from Affiliates represent advisory fees in accordance with the Private Placement Services Agreement (the "Affiliate Agreement") with the Parent, and are recognized as earned. The Affiliate Agreement is a cost plus arrangement, which provides for private placement service fee income in excess of total expenses incurred related to fees from affiliates, including income tax expense, during any financial statement period.

Cash and Cash Equivalents
Cash and Cash Equivalents include cash on deposit with banks. The Company maintains its cash accounts with highly rated commercial banks, the balance of which may at times exceed legally insured limits.

(3) Net Capital Requirements
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debit balances, as defined in the Securities and Exchange Commission's Reserve Requirement (Rule 15c3-3). At December 31, 2011, the Company had net capital of $197,106 and was $192,106 in excess of its required net capital of $5,000.

(4) Rule 15c3-3
The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) Related Party Transactions
The Parent provides administrative services to the Company as necessary to support the operation of the Company's current business. During the year ended December 31, 2011 the Company incurred expenses of approximately $2.3 million with the Parent for administrative services provided under the Affiliate Agreement. Amounts due to and due from affiliates on the Statement of Financial Condition represent balances with the Parent related to accrued revenue and expenses.

(6) Subsequent Events

As of January 1, 2012, the Member's interest in the Company was transferred to TPG BD Advisors, LLC.

There have been no subsequent events other than that listed above through February 27, 2012, the date that the Company's financial statements were available to be issued, that require recognition or disclosure in such financial statements.

Schedule I
TPG Capital BD, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2011
Total Member's Equity per the Accompanying Financial Statements	$	4,428,617
Less:		
Nonallowable Assets		4,231,511
Net Capital		197,106
Computation of Basic Net Capital Requirements:		
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness)		5,000
Excess Net Capital	$	192,106
Aggregate Indebtedness	$	38,597
Ratio of Aggregate Indebtedness to Net Capital		0.20 to 1

Note: There are no material differences from the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

In planning and performing our audit of the financial statements of TPG Capital BD, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067616 FINRA DEC
TPG CAPITAL BD LLC 20*20
301 COMMERCE ST STE 3300
FORT WORTH TX 76102-4133

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC Mail Processing Section FEB 29 2012 Washington, DC 125

2. A. General Assessment (item 2e from page 2)		$ 17,466
B. Less payment made with SIPC-6 filed (exclude interest) July 25, 2011 Date Paid		(2,871)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		~~14,595~~
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 14,595
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 14,595	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TPG Capital BD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 12.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,986,446
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	-
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 6,986,446
2e. General Assessment @ .0025	$ 17,466
	(to page 1, line 2.A.)

KPMG

KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TPG Capital BD, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies, noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the for the year ended December 31, 2011, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012